June 21, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

**File No. 082-35042**



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549



Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Earnings Release for the 1Q07 filed with Brazilian SEC on May 15, 2007 (in Portuguese)*
2. *Earnings Release for the 1Q07 (English version)*
3. *Announcement to the Market filed with Brazilian SEC on May 30, 2007 (in Portuguese)*
4. *Announcement to the Market released on May 30, 2007 (English version)*
5. *Material Fact Notice filed with Brazilian SEC on May 30, 2007 (in Portuguese)*
6. *Material Fact Notice released on May 30, 2007 (English version)*
7. *Material Fact Notice filed with Brazilian SEC on June 1, 2007 (in Portuguese)*
8. *Material Fact Notice released on June 1, 2007 (English version)*

Jlw 6/25

9. *Material Fact Notice filed with Brazilian SEC on June 5, 2007 (in Portuguese)*

10. *Material Fact Notice released on June 5, 2007 (English version)*

11. *Announcement to the Market filed with Brazilian SEC on June 6, 2007 (in Portuguese)*

12. *Announcement to the Market released on June 6, 2007 (English version)*

13. *Material Fact Notice filed with Brazilian SEC on June 12, 2007 (in Portuguese)*

14. *Material Fact Notice released on June 12, 2007 (English version)*

15. *Minutes of the Board of Directors' Meeting held on May 25, 2007, filed with Brazilian SEC on May 28, 2007 (in Portuguese)*

16. *Minutes of the Board of Directors' Meeting held on May 25, 2007 (English version)*

17. *Calendar of Corporate Events filed with Brazilian SEC on June 5, 2007 (in Portuguese)*

18. *Calendar of Corporate Events (English version)*

19. *Consolidated Share Ownership Form filed with Brazilian SEC on June 8, 2007 (in Portuguese)*

20. *Consolidated Share Ownership Form for the month of May, 2007 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

# MMX divulga o resultado do 1º trimestre de 2007

**Rio de Janeiro, 15 de maio de 2007** – A MMX Mineração e Metálicos S.A. (Bovespa: MMXM3) - ("MMX" ou "Companhia") anuncia o resultado do trimestre findo em 31 de março de 2007 (1T07). Tendo em vista a fase inicial das operações das empresas controladas pela Companhia, o resultado consolidado da Companhia é representado basicamente por investimentos, custos e despesas relacionados a implementação dos projetos em andamento. As demonstrações financeiras foram elaboradas de acordo com práticas contábeis adotadas no Brasil, baseada na Lei das Sociedades por Ações e nas regulamentações da CVM ("BR GAAP") e serão apresentadas para referência no final deste documento.

## DESTAQUES DO PERÍODO

- ✓ Em 25 de janeiro de 2007 a MMX iniciou o programa de desdobramento de suas ações, na proporção de uma nova ação para cada ação existente, passando o capital social da Companhia a ser representado por 7.607.756 ações ordinárias.
- ✓ Ao final de março de 2007 a cotação da MMX alcançou R$795,00, representando aumento de 95% em relação ao preço de emissão da Oferta e de 73% no 1T07.
- ✓ A Mina 63 do Sistema MMX Corumbá, em operação desde dezembro de 2005, alcançou a produção de 343 mil toneladas de minério de ferro no 1T07.
- ✓ Em janeiro a MMX Metálicos e a Cargill assinaram acordo de longo prazo para o fornecimento de cerca de 77% da produção de ferro-gusa do Sistema MMX Corumbá.
- ✓ Em fevereiro foi iniciado o projeto de plantio de eucalipto, dentro do programa de reflorestamento do Sistema MMX Corumbá.
- ✓ Em janeiro a MMX Amapá recebeu autorização da Agência Nacional de Transportes Aquaviários-ANTAQ, que autoriza a construção e exploração, por tempo indeterminado, de terminal portuário misto de uso privativo, localizado na área portuária do Município de Santana - Amapá.
- ✓ A Cleveland-Cliffs, maior mineradora de ferro e produtora de pelotas dos EUA, passa a deter 30% da MMX Amapá, em operação concluída em março de 2007.
- ✓ A GIIC decidiu aumentar o volume contratado de minério de ferro com a MMX para 13 milhões de toneladas, ao exercer em março a opção de adquirir 6,5 milhões de toneladas adicionais.
- ✓ Em março de 2007 foi iniciada a reorganização societária das atividades atualmente desenvolvidas pela MMX Minas-Rio.
- ✓ IBAMA estabeleceu o cronograma para a realização das audiências públicas e vistorias de áreas relativas ao mineroduto do Sistema Integrado Minas-Rio, que foram concluídos no dia 20 de abril de 2007.

**Relações com Investidores:** **Rodolfo Landim** Diretor Geral e de RI
**Elizabeth Cruz** Gerente de RI
**Gina Pinto** Analista de RI

Tel: (21)2555-5634
(21)2555-5558
(21)2555-5563

ri@mmx.com.br
www.mmx.com.br/ri

# EVOLUÇÃO DOS SISTEMAS INTEGRADOS MMX

## Sistema MMX Corumbá

✓ A produção de minério de ferro da Mina 63 no 1T07 foi de 343 mil toneladas. A operação foi iniciada em dezembro de 2005 e alcançou em 2006 produção de 751 mil toneladas;

✓ O volume vendido no trimestre foi de 155 mil toneladas, essencialmente de granulados (lump), sendo 99% para exportação;

✓ A Planta de Gusa obteve, em 16 de agosto de 2006, a licença de Instalação. Em setembro foi iniciada a construção da planta, que contará com dois alto fornos, com capacidade de produção total de 400 mil toneladas ao ano e deverá atingir plena capacidade em 2008.

### Licenças ambientais

Em 15 de janeiro de 2007 divulgamos que a MMX Metálicos Brasil Ltda. recebeu do Instituto do Meio Ambiente Pantanal - IMAP/MS a Licença de Instalação ("LI") para a ampliação da sua Usina de Produção de Ferro Gusa. Nos termos da LI, a MMX Metálicos poderá iniciar, em Corumbá, as obras de instalação de unidades de Sinterização, Aciaria e Laminação, conforme planos da Companhia já divulgados para o mercado.

Em 10 de abril de 2007 a MMX divulgou Comunicado informando que sua subsidiária MMX Metálicos Brasil Ltda. foi notificada oficialmente da concessão de liminar embargando as obras de construção da sua planta de ferro gusa em Corumbá, sob a alegação de que o licenciamento deveria ter sido concedido pelo IBAMA.

A Companhia declarou que seguiu rigorosamente suas obrigações legais e buscou, antecipadamente, envolver as partes interessadas no processo, promovendo reuniões para apresentar e discutir os diversos aspectos do seu projeto. Tais reuniões resultaram na assinatura de termos de compromisso de conduta envolvendo a MMX, o Ministério Público Estadual e os governos do Estado e do Município.

Em 23 de abril a empresa informou que reiniciou as obras de construção da usina de ferro gusa a partir da revogação doa efeitos da liminar acima mencionada.

### Programa florestal

Em Comunicado divulgado em 15 de fevereiro de 2007 a Companhia informou que foi iniciado o projeto de plantio de eucalipto, dentro do programa de reflorestamento do Sistema MMX Corumbá. O programa visa o desenvolvimento da base florestal própria, que suprirá o carvão necessário à operação de ferro gusa de forma sustentável e ambientalmente correta.

Todos os parâmetros utilizados na elaboração do projeto florestal seguem a política de meio ambiente da MMX, que prima pela sustentabilidade dos empreendimentos, conciliando desenvolvimento econômico com a preservação da natureza.

### Contrato de Venda de Ferro Gusa

Em 5 de janeiro de 2007, a controlada MMX Metálicos Brasil e a Cargill, Incorporated ("Cargill") assinaram acordo de longo prazo para o fornecimento da produção de ferro-gusa do Sistema MMX Corumbá, com garantia firme de retirada e entrega.

Com o compromisso de adquirir o volume acordado a partir de agosto de 2007, a Cargill passará a ter exclusividade, com exceção para a América do Sul, na comercialização da produção de ferro-gusa adquirida da MMX Metálicos proveniente do Sistema MMX Corumbá.

**Logística**

O escoamento da produção do Sistema Integrado MMX Corumbá é realizado por meio de barcaças, através do Rio Paraguai, até os portos de Rosário e San Nicolas, na Argentina. A MMX está realizando estudos buscando alternativas para o escoamento da sua produção e, neste sentido, assinou opção de compra de imóvel no litoral do estado de São Paulo, através da sua controlada MPC.

## Sistema MMX Amapá

Em 2 de março de 2007, foi finalizada a operação de compra das ações da Centennial Amapá pela Cleveland-Cliffs, Inc., maior mineradora de ferro e maior produtora de pelotas dos EUA. A MMX e sua atual sócia, que desde aquela daquela data detém 30% da MMX Amapá, aprovaram novo orçamento para o Sistema Integrado MMX Amapá.

O valor total estimado é de US$347 milhões, contemplando principalmente o aprimoramento da planta de beneficiamento do Sistema. Deste total, US$250 milhões já são objeto de uma linha de crédito, na modalidade de project finance, contratada com o Banco Itaú BBA S.A. e o Banco ABC Brasil S.A..

**Licenças ambientais**

A Mina Amapá obteve Licença de Instalação em 16 de agosto de 2006 e as obras foram iniciadas em setembro. O ritmo de construção e o avanço das obras civis da planta de beneficiamento e da barragem estão de acordo com o cronograma estabelecido. Todos os equipamentos necessários para a operação foram adquiridos, com o recebimento previsto de acordo com o cronograma de entrada em operação da planta de beneficiamento, previsto para o quarto trimestre de 2007. A planta deverá atingir a capacidade de 6,5 milhões de toneladas/ano de minério de ferro em meados de 2008, sendo 72% de finos de pelotização.

O Sistema conta com a Estrada de Ferro do Amapá (EFA) para o escoamento da sua produção de minério de ferro até o Porto de Santana, no Estado do Amapá. Com contrato de concessão por 20 anos, a MMX obteve a Licença de Operação para a ferrovia em agosto de 2006. Os equipamentos (vagões e locomotivas) estão sendo reformados, assim como a via permanente.

A Licença Prévia para o terminal portuário foi obtida em 16 de agosto de 2006. Em 10 de janeiro de 2007, a MMX Amapá recebeu termo de autorização expedido pelo Diretor-Geral da Agência Nacional de Transportes Aquaviários-ANTAQ, o qual autoriza a construção e exploração, por tempo indeterminado, de terminal portuário misto de uso privativo, localizado na área portuária do Município de Santana, Estado do Amapá.

## Sistema MMX Minas-Rio

O Sistema Minas-Rio é o maior projeto da MMX e irá produzir minério de ferro do tipo finos de pelotização, atingindo a plena capacidade de 26,5 milhões de toneladas em 2011. O minério será escoado através de um mineroduto de aproximadamente 525 km, que ligará a planta de beneficiamento, a ser construída no Município de Alvorada de Minas (MG), ao Porto do Açu (RJ).

Em Comunicado divulgado em 26 de março de 2007 informamos que o IBAMA estabeleceu o cronograma para a realização das audiências públicas e vistorias de áreas relativas ao mineroduto do Sistema Integrado Minas-Rio, que foram concluídas no dia 20 de abril de 2007.

De todos os 32 municípios que serão percorridos pelo mineroduto, todos visitados pela MMX, apenas 3 requereram a realização de audiências públicas formais.

A postura pró-ativa e transparente da Companhia, levando antecipadamente às Comunidades o seu projeto, levam a MMX a reafirmar sua crença na obtenção das licenças exigidas por lei em tempo para cumprir o cronograma de início de produção do Sistema Integrado MMX Minas-Rio.

Conforme já anunciado, em junho de 2006 foi formalizada a decisão dos Governos dos Estados de Minas Gerais e Rio de Janeiro em colaborar com a implantação de corredor logístico entre os dois estados.

O Porto do Açu, localizado no Município de São João da Barra, Estado do Rio de Janeiro, será o centro de escoamento da produção de minério de ferro do Sistema Integrado MMX Minas-Rio e tem potencial para ser o novo pólo de infra-estrutura logística do Sudeste do Brasil. A Licença Prévia Ambiental para a implantação do empreendimento foi concedida pela FEEMA - Fundação Estadual de Engenharia do Meio Ambiente em 28 de dezembro de 2006.

**Contrato de Fornecimento de minério de ferro com a GIIC**

Em Fato Relevante divulgado em 27 de março de 2007, informamos que a GIIC decidiu aumentar o volume contratado para 13 milhões de toneladas de minério de ferro, ao exercer a opção de adquirir 6,5 milhões de toneladas adicionais. O minério a ser fornecido será originado dos Sistemas Integrados MMX Amapá e MMX Minas-Rio.

## ENDIVIDAMENTO

A tabela abaixo mostra a situação atual das linhas de crédito, obtidas e acordadas, para os projetos que estão em andamento:

| Projetos em andamento | Financiamento US$ milhões | Instituição | Status | Prazo |
|---|---|---|---|---|
| **Mina e Logística** | | | | |
| Corumbá | 57 | ABC / Unibanco / Itaú / BNDES | Assinado | 2,7 anos |
| Amapá | 250 | Itaú BBA / ABC / BNDES | Assinado | 7 a 10 anos |
| Minas-Rio | 1.518 | Unibanco / Sindicato / BNDES | Empréstimo-ponte de US$ 50 milhões | 12 anos |
| **Metálicos** | | | | |
| Corumbá | 90 | Credit Suisse / BNP | Empréstimo-ponte de US$ 50 milhões | 7 anos |

## RECURSOS GEOLÓGICOS

Os estudos de estimativas de recursos e reservas, com dados de pesquisa até 31 de março de 2006, estão sendo auditados segundo o padrão de referência canadense NI-43.101. A divulgação está prevista para maio de 2007.

A pesquisa geológica continua e a análise dos dados coletados deverá ser concluída no terceiro trimestre de 2007. O resultado da análise poderá ampliar nossos recursos e reservas geológicas, pois foi iniciada a pesquisa em direitos minerários do Sistema Minas-Rio (Serra do Sapo) adquiridos após 31 de março 2006.

Informamos abaixo o avanço do programa de sondagem realizado de março de 2006 até março de 2007:

| Sistema | Março 2006 a Março 2007 (metros) | Total Realizado |
|---|---|---|
| MMX Corumbá | 1.175 | 3.337 |
| MMX Amapá | 16.423 | 27.952 |
| MMX Minas-Rio | 18.435 | 27.722 |

## MERCADO DE CAPITAIS

A MMX ingressou no Novo Mercado da Bovespa em 24 de julho de 2006, com o início da negociação das suas novas ações ordinárias, sob o código **MMXM3**. A Companhia passou a integrar a carteira do Índice de Ações com Governança Corporativa Diferenciada (IGC). A cotação das ações é unitária e negociada em lote de cem ações.

Ao listar suas ações no segmento do Novo Mercado, a MMX se compromete a agir dentro das melhores práticas de Governança Corporativa, entre elas:

✓ Conselho de Administração é composto por 9 membros, dos quais 6 são independentes.

✓ Comitê de Auditoria, criado por decisão do Conselho de Administração, composto por 3 membros, todos independentes em relação ao acionista controlador e aos demais membros de sua Administração.

✓ Política de contratação dos auditores independentes atende aos critérios internacionalmente aceitos, quais sejam: o auditor não deve auditar o seu próprio trabalho nem exercer funções gerenciais para o seu cliente ou promover os interesses deste aos princípios que preservam a independência do auditor. A MMX submete à aprovação do Conselho de Administração os honorários e tipos de serviços a serem prestados por seus auditores independentes.

✓ Capital Social é composto exclusivamente por ações ordinárias, sendo assegurado aos minoritários, conforme Estatuto Social da Companhia, tratamento igualitário àquele dado ao acionista controlador, em caso de alienação de controle (*tag along* de 100%).

Em 25 de janeiro de 2007, a MMX iniciou o programa de desdobramento de suas ações, conforme divulgado no Prospecto referente a Oferta Pública, com a emissão de uma ação nova para cada existente. O programa prevê para julho de 2007 um segundo desdobramento, na mesma proporção, e um terceiro, na proporção de nove ações novas para cada ação existente, previsto para janeiro de 2008.

### Programa de Global Depositary Receipts

Em 5 de fevereiro de 2007, foi iniciado o programa de Global Depositary Receipts - Nível 1 da MMX, aprovado pela Comissão de Valores Mobiliários - CVM, tendo como instituição custodiante o Banco Itaú e o Bank of New York como instituição depositária. Após o desdobramento aprovado em janeiro, cada ação ordinária equivale a 20 GDRs.

**Reorganização societária**

O Conselho de Administração da Companhia aprovou reorganização societária das atividades atualmente desenvolvidas pela MMX Minas-Rio. A reorganização contempla, principalmente:

✓ Criação da LLX Logística S.A., que passará a ser a holding das atividades logísticas da Companhia, que contará com administração independente, tendo sido nomeados para integrar sua diretoria o Sr. Ricardo Antunes, Diretor-Presidente, e a Sra. Eliane Lustosa, Diretora Financeira. O Sr. Antunes é atualmente Diretor Comercial da MMX, cargo que acumulará apenas provisoriamente.

✓ A criação de duas novas empresas, a LLX Minas-Rio, que deterá o mineroduto e a área do Porto do Açu reservada para a construção do terminal portuário de minério de ferro (aproximadamente 300 hectares) e a LLX Açu, que será a proprietária da porção remanescente do Porto do Açu (aproximadamente 5.700 hectares);

A reorganização não implicará em qualquer diluição aos atuais acionistas da MMX, proporcionando à Companhia oportunidade única para extrair o máximo valor de seus ativos de logística, com alto potencial para desenvolver a indústria logística e de infra-estrutura nacional, que representa hoje um dos principais gargalos para o crescimento da economia do país.

## DEMONSTRAÇÕES FINANCEIRAS

As demonstrações financeiras apresentadas refletem a fase de implementação das controladas da Companhia, representada por investimentos, custos e despesas relacionados aos projetos em desenvolvimento. Listamos abaixo os highlights do 1°. Trimestre de 2007 (1T07):

✓ Lucro líquido de R$ 3,8 milhões.
✓ Receita líquida de R$ 25,1 milhões.
✓ Receita financeira líquida de R$ 24,9 milhões.
✓ Despesas gerais e administrativas de R$ 13,4 milhões.
✓ Disponibilidades financeiras de R$ 728,1 milhões.
✓ Endividamento bruto de R$ 531,3 milhões.
✓ Patrimônio líquido de R$ 1.052 milhões.

Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio especialmente sobre os investimentos em moeda local, a Administração adota a política de manter derivativos, através de operações a termo de moeda, ativos em reais e passivos em dólares, todas registradas na CETIP.

Na liquidação das operações de termo de moeda no 1° trimestre de 2007 a Companhia obteve resultados positivos líquidos de R$44,1 milhões, levados ao diferido pelas suas controladas em fase pré-operacional.

Os resultados positivos líquidos não realizados nessas operações, de termo de moeda, no encerramento do período totalizavam R$16,3 milhões. Cabe destacar que esse resultado está sujeito às variações de taxa de câmbio enquanto mantivermos as operações em aberto.

## EVENTOS SUBSEQUENTES

Em 23 de abril de 2007 a MMX informou ao mercado que, em conjunto com a Centennial Asset Mining Funding LLC, celebrou acordo preliminar com a Anglo American plc, por meio do qual esta última irá adquirir 100% do capital social da Centennial Minas-Rio e irá, ainda, subscrever novas ações de emissão da MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), em uma operação que resultará na Anglo American detendo uma participação consolidada de 49% na MMX Minas-Rio.

A operação, uma vez concluída, atribuirá um valor econômico de US$1,15 bilhão à aquisição de 49% do capital social da MMX Minas-Rio pela Anglo American.

O Sistema Mina-Rio está atualmente em fase de desenvolvimento. Os trabalhos atuais se concentram na obtenção das licenças necessárias para o início da construção da primeira fase, que terá uma capacidade de produção anual de 26.5 milhões de toneladas ("Fase I").

A MMX Minas-Rio está planejando uma expansão por meio da duplicação da capacidade do Sistema Minas-Rio ("Fase II"), sendo certo que essa última fase está sujeita a certas condições, dentre elas, a confirmação da existência de reservas suficientes de minério de ferro e a obtenção das respectivas licenças ambientais.

Mediante a confirmação da Fase II, a Anglo American efetuará, ainda, um pagamento adicional para a Centennial Asset e um novo aporte de capital na MMX Minas-Rio, quando a Anglo American aumentará sua participação no Sistema Minas-Rio para 50%. Caso isso venha a ocorrer, o valor econômico total do Sistema Minas-Rio, imediatamente anterior à efetivação dos aumentos de capital aqui descritos, atingirá o montante de US$3.5 bilhões.

Os bancos Credit Suisse e Itaú BBA atuaram como assessores financeiros exclusivos da MMX e Centennial Asset, enquanto o Banco UBS Pactual atuou como assessor financeiro exclusivo para a Anglo American.

Os termos e condições finais da presente operação com a Anglo American foram aprovados pelos membros independentes do Conselho de Administração da MMX em Reunião realizada em 25 de abril de 2007.

Em 14 de maio de 2007, a MMX e a Centennial Minas-Rio assinaram com a Anglo American o contrato definitivo de compra e venda e ações.

Foi emitida pela FEEMA - Fundação Estadual de Engenharia do Meio Ambiente, em 14 de maio de 2007, a Licença de Instalação para a implantação do Porto do Açu.

*As afirmações contidas neste documento relacionadas a perspectivas sobre os negócios, projeções sobre resultados operacionais e financeiros e aquelas relacionadas a perspectivas de crescimento da MMX são meramente projeções e, como tais, são baseadas exclusivamente nas expectativas da diretoria sobre o futuro dos negócios. Essas expectativas dependem, substancialmente, das condições de mercado, do desempenho da economia brasileira, do setor e dos mercados internacionais e, portanto, sujeitas a mudanças sem aviso prévio.*

# MMX Mineração e Metálicos S.A.
**(Companhia aberta)**

## Balanços patrimoniais

**Períodos de 1° de janeiro a 31 de março de 2007 e 2006**

*(Em milhares de Reais)*

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| **Ativo** | **2007** | **2006** | **2007** | **2006** |
| **Circulante** | | | | |
| Disponibilidades | 688.661 | 727.843 | 728.110 | 779.212 |
| Contas a receber | - | - | 13.872 | 4.640 |
| Estoques | - | - | 49.684 | 37.330 |
| Adiantamentos diversos | 607 | 585 | 14.576 | 14.198 |
| Impostos a recuperar | 8.013 | 7.442 | 26.685 | 18.820 |
| Depósito vinculado | 145.295 | 145.282 | 145.295 | 145.282 |
| Retenções contratuais | 6.025 | 6.000 | 6.025 | 6.000 |
| Empresas controladas e coligadas | 199.002 | 163.360 | - | - |
| Outros créditos | 228 | 421 | 4.708 | 4.780 |
| | 1.047.831 | 1.050.933 | 988.955 | 1.010.262 |
| **Não Circulante** | | | | |
| **Realizável a longo prazo** | | | | |
| Empresas controladas e coligadas | - | - | - | - |
| Despesas antecipadas | - | - | 55 | 267 |
| Depósitos judiciais | - | - | 200 | 687 |
| | - | - | 255 | 954 |
| **Ativo permanente** | | | | |
| Investimentos | 11.945 | 5.947 | 2.176 | 2.176 |
| Intangível: | | | | |
| Ágio na aquisição de controlada | - | - | 124.580 | 125.105 |
| Direitos minerais e concessão | - | - | 162.538 | 87.730 |
| Obrigações Ligadas a retirada de ativos | | | 11.027 | |
| Imobilizado | 15.688 | 15.527 | 346.386 | 206.678 |
| Diferido | - | - | 155.612 | 159.575 |
| | 27.633 | 21.474 | 802.319 | 581.264 |
| | 1.075.464 | 1.072.407 | 1.791.529 | 1.592.480 |

# MMX Mineração e Metálicos S.A.
**(Companhia aberta)**

## Balanços patrimoniais

**Períodos de 1° de janeiro a 31 de março de 2007 e 2006**

*(Em milhares de Reais)*

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| **Passivo** | **2007** | **2006** | **2007** | **2006** |
| **Circulante** | | | | |
| Fornecedores | 7.641 | 9.813 | 73.804 | 66.495 |
| Impostos e contribuições a recolher | 5.724 | 2.007 | 18.702 | 15.596 |
| Empréstimos e financiamentos | - | 10.130 | 405.790 | 256.369 |
| Obrigações com aquisições de investimentos | - | - | 44.590 | 28.127 |
| Empresas controladas e coligadas | - | - | 10.770 | - |
| Provisão para passivo a descoberto | - | - | - | - |
| Outras obrigações | 8.830 | 2.059 | - | - |
| | 1.702 | 618 | 5.265 | 3.306 |
| | 23.897 | 24.627 | 558.921 | 369.893 |
| **Não Circulante** | | | | |
| **Exigível a longo prazo** | | | | |
| Empréstimos e financiamentos | - | - | 125.524 | 131.503 |
| Obrigações com aquisições de investimentos | - | - | 41.086 | 30.182 |
| Outras obrigações | - | - | 13.229 | 11.457 |
| | - | - | | - |
| | - | - | 179.839 | 173.142 |
| Participações de minoritários | - | - | 1.202 | 1.665 |
| **Patrimônio líquido** | | | | |
| Capital social | 1.142.515 | 1.142.515 | 1.142.515 | 1.142.515 |
| Prejuízos acumulados | (90.948) | (94.735) | (90.948) | (94.735) |
| | 1.051.567 | 1.047.780 | 1.051.567 | 1.047.780 |
| | 1.075.464 | 1.072.407 | 1.791.529 | 1.592.480 |

# MMX Mineração e Metálicos S.A.
**(Companhia aberta)**

## Demonstrações de resultados

**Períodos de 1º de janeiro a 31 de março de 2007 e 2006**

*(Em milhares de Reais)*

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| **Receita operacional bruta** | | - | **25.378** | **525** |
| Deduções | - | - | (311) | (108) |
| **Receita operacional líquida** | - | - | 25.067 | 417 |
| Custos dos produtos vendidos e dos serviços prestados | - | - | (27.264) | (942) |
| **Lucro (Prejuízo) bruto** | - | - | (2.197) | (525) |
| **Outras receitas (despesas) operacionais** | | | | |
| Administrativas e gerais | (8.967) | (987) | (13.399) | (987) |
| Comerciais | - | - | (3.548) | - |
| Receitas financeiras | 29.629 | 177 | 29.406 | 177 |
| Despesas financeiras | (889) | - | (9.529) | - |
| Variação cambial | 225 | | 4.994 | - |
| Resultado de equivalência patrimonial | (5.252) | (525) | - | - |
| Outras despesas operacionais | (6.770) | - | (2.901) | - |
| **Lucro (Prejuízo) operacional** | 7.976 | (1.335) | 2.826 | (1.335) |
| Resultado não operacional | - | - | - | - |
| **Lucro (Prejuízo) antes das participações minoritárias** | 7.976 | (1.335) | 2.826 | (1.335) |
| Participações minoritárias | - | - | 5.150 | - |
| **Lucro (prejuízo) antes do imposto de renda** | 7.976 | (1.335) | 7.976 | (1.335) |
| Imposto de renda e contribuição | (4.190) | - | (4.190) | - |
| **Lucro (prejuízo) do exercício** | **3.786** | **(1.335)** | **3.786** | **(1.335)** |
| **Lucro (prejuízo) por lote de mil ações - R$** | 0,50 | (0,35) | | |
| **Quantidade de ações ao final do exercício (por lote de mil)** | 7.608 | 3.804 | | |

# MMX Mineração e Metálicos S.A.

## Demonstrações dos fluxos de caixa

**Períodos de 1° de janeiro a 31 de março de 2007 e 2006**
*(Em milhares de Reais)*

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| **Fluxos de caixa das atividades operacionais** | | | | |
| **Prejuízo do exercício** | 3.786 | (1.335) | 3.786 | (1.335) |
| Itens de resultado que não afetam o caixa: | | | | |
| Depreciação e amortização | 12 | - | 2.298 | - |
| Resultado de equivalência patrimonial | 5.252 | 525 | - | - |
| Provisão para passivo a descoberto | 6.770 | - | - | - |
| Variação monetária e juros de longo prazo | (3.863) | - | (8.975) | - |
| Custo residual do ativo permanente baixado | - | - | - | - |
| Participações minoritárias | - | - | (463) | - |
| Variações nos ativos e passivos: | | | | |
| Contas a receber clientes | - | | | |
| Retenções contratuais | (13) | | (13) | - |
| Depósito vinculado | (25) | | (25) | - |
| Estoques | - | - | (12.354) | - |
| Aumento em outras contas a receber | (400) | (340) | (16.704) | (1.070) |
| Aumento (redução) em fornecedores | (2.172) | 351 | 7.312 | 1.321 |
| Aumento (redução) em contas a pagar e provisões | 4.801 | 219 | 44.973 | (9.473) |
| **Disponibilidades líquidas geradas pelas (aplicadas nas) atividades operacionais** | 14.148 | (580) | 19.835 | (10.557) |
| **Fluxos de caixa das atividades de investimentos** | | | | |
| Créditos com pessoas ligadas | | | | |
| Emprestimos concedidos | (53.232) | (9.660) | - | - |
| Empréstimos liquidados | 21.363 | - | - | - |
| Aquisição de investimentos | (11.250) | (9.151) | - | - |
| Redução no valor de aquisição de investimentos | - | - | - | - |
| Compras de imobilizado | (173) | - | (141.174) | (726) |
| Aquisição de direitos | - | - | (85.989) | (3.408) |
| Baixa de investimentos | - | - | 525 | - |
| Adições ao diferido | - | - | 3.284 | 3.056 |
| **Disponibilidades líquidas aplicadas nas atividades de investimentos** | (43.292) | (18.811) | (223.354) | (1.078) |
| **Fluxos de caixa das atividades de financiamentos** | | | | |
| Aumento de capital, líquido | - | - | - | - |
| Empréstimos e financiamentos | | | - | |
| Empréstimos obtidos | - | 9.792 | 193.715 | 11.400 |
| Empréstimos liquidados | (10.038) | - | (41.298) | - |
| Débitos com pessoas ligadas | - | - | | |
| Empréstimos obtidos | - | - | - | - |
| Empréstimos liquidados | - | (19) | - | - |
| **Disponibilidades líquidas geradas pelas atividades de financiamentos** | (10.038) | 9.773 | 152.417 | 11.400 |
| **Demonstração do aumento nas disponibilidades** | | | | |
| No início do exercício | 727.843 | 10.660 | 779.212 | 19.903 |
| No fim do exercício | 688.661 | 1.042 | 728.110 | 19.668 |
| **Aumento nas disponibilidades** | (39.182) | (9.618) | (51.102) | (235) |

MMXM3 NOVO MERCADO

# MMX announces its 1st quarter 2007 results

**Rio de Janeiro, May 15, 2007** – MMX Mineração e Metálicos S.A. (Bovespa: MMXM3) - ("MMX" or "Company") announces the results for the first quarter ended March 31, 2007 (1Q07). Given that the operations of the Company's subsidiaries are still in the initial stage, the Company's consolidated results are primarily represented by investments, costs and expenses related to the implementation of ongoing projects. The financial statements presented at the end of this document were prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporate Law and CVM regulations ("BR GAAP").

## HIGHLIGHTS OF THE PERIOD

- ✓ On January 25, 2007, MMX initiated a share split program, at the ratio of one new share for each existing share. Since then, the Company's capital stock is represented by 7,607,756 common shares.
- ✓ At the close of March 2007, MMX's shares were quoted at R$795.00, 95% higher than the IPO price and 73% increase in the 1Q07.
- ✓ MMX Corumbá System's Mine 63, operational since December 2005, produced 343 thousand tons of iron ore in 1Q07.
- ✓ On January 5, 2007, the subsidiary MMX Metálicos and Cargill, Incorporated ("Cargill") entered into a long-term supply agreement for approximately 77% of the pig iron production from MMX Corumbá System.
- ✓ In February the Company started its eucalyptus plantation project as part of the MMX Corumbá System reforestation program.
- ✓ On January 10, 2007, MMX Amapá obtained a permit from the National Waterway Transportation Agency (ANTAQ), authorizing the construction and operation, for an undetermined period, of a multi-purpose private port terminal in the port area of Santana, Amapá State.
- ✓ In March 2007, Cleveland Cliffs, U.S.'s largest producer of iron ore and pellets, concludes the purchase of a 30% stake in MMX Amapá.
- ✓ GIIC (Gulf Industrial Investment Co.) decided to increase the contracted volume to be supplied by MMX to 13 tons of iron ore, by exercising the option to purchase an additional 6.5 million tons in March.
- ✓ On March 22, 2007, the Company's Board of Directors approved the reorganization of the activities currently performed by MMX Minas-Rio.
- ✓ IBAMA established a program for public hearings and inspections of the project sites related to the MMX Minas-Rio pipeline, which was concluded on April 20, 2007.

| Investor Relations: | Rodolfo Landim | Elizabeth Cruz | Gina Pinto |
|---|---|---|---|
| | Executive President and IR Director | IR Manager | IR Analyst |
| | Phone: (5521)2555-5634<br>(5521)2555-5558<br>(5521)2555-5563 | ri@mmx.com.br<br>www.mmx.com.br/ri | |

## DEVELOPMENT OF MMX'S INTEGRATED SYSTEMS

### MMX Corumbá System

✓ The production in Mine 63 totaled 343 thousand tons of iron ore in the 1Q07. The operation began in December 2005 and production reached 751 thousand tons in 2006;

✓ Quarterly sales (mainly of lump) totaled 155 thousand tons, 99% of which were exports;

✓ The pig iron plant received the Construction License on August 16, 2006 and construction began in September. The plant will have two blast furnaces, with annual production capacity of 400 thousand tons and should reach full capacity in 2008.

**Environmental licenses**

On January 15, 2007, we announced that MMX Metálicos had received a Construction License from the Pantanal Environmental Institute (IMAP/MS) for the expansion of its pig iron plant. The License authorizes MMX Metálicos to begin construction of a sintering plant, a steel mill and a rolling mill in Corumbá, in line with the Company's plans already disclosed to the market.

On April 10, 2007, MMX announced that its subsidiary MMX Metálicos had been officially notified of the granting of an injunction suspending the construction of its pig iron plant in Corumbá on the grounds that the license should have been granted by IBAMA.

The Company declared that it strictly followed all requirements determined by the respective agency and made contact with all interested parties in the process beforehand, holding meetings to present and discuss the various aspects of its project. These meetings led to the signature of a formal undertaking between MMX, the State Attorney's Office and the governments of the State and of the Municipality.

On April 23 the Company informed that it resumed the construction works at the pig iron plant in Corumbá, following the Federal Justice's decision to revoke the injunction.

**Forestry Program**

The Company announced on February 15, 2007, that it initiated its eucalyptus plantation project as part of the MMX Corumbá System reforestation program. The program focuses on the development of its own forest base, which will supply the charcoal needed to maintain the pig iron operation in a sustainable and environmentally correct way.

All the project parameters are in accordance with the Company's Environmental Policy, which prioritizes the sustainability of its undertakings, while conciliating economic development with nature preservation.

**Pig Iron Sale Agreement**

On January 5, 2007, the subsidiary MMX Metálicos and Cargill, Incorporated entered into a long-term supply agreement for approximately 77% of the pig iron production from the MMX Corumbá System. From August 2007, Cargill will have exclusive rights to market the pig iron from the Corumbá System worldwide, with the exception of South America.

### Logistics

Production from the MMX Corumbá Integrated System is transported on barges, through the Paraguay River, to the ports of Rosário and San Nicolas in Argentina. MMX is studying other alternatives for the outflow of its production and, through its subsidiary MPC, has signed an option for the purchase of a property in the coast of São Paulo State.

## MMX Amapá System

On March 2, 2007, the purchase of Centennial Amapá's shares by Cleveland-Cliffs, Inc., America's largest producer of iron ore and pellets, was concluded. MMX and its current partner, who since then owns 30% of MMX Amapá, approved the new budget for the MMX Amapá Integrated System, with total investments of US$347 million, mainly to improve the System's beneficiation plant. Of this total, US$250 million have already been contracted under a project financing credit facility with Banco Itaú BBA S.A. and Banco ABC Brasil S.A.

### Environmental Licenses

The Amapá mine was granted a Construction License on August 16, 2006 and construction works initiated in September. The construction of the beneficiation plant and of the dam is occurring within schedule. All the necessary equipment has been purchased and will be delivered as planned for the beneficiation plant's startup, scheduled for the 4Q07. The plant is expected to reach an annual production capacity of 6.5 million tons of iron ore by mid-2008, 72% of which will be pellet feed.

The System includes the Amapá Railway (EFA) to transport its iron ore to the Port of Santana, Amapá State. Having a 20-year concession contract to operate the railway, MMX obtained an Operating License in August 2006. The equipment (wagons and locomotives) and the rail line are being repaired.

The Preliminary License for the port terminal was obtained on August 16, 2006. On January 10, 2007, MMX Amapá was granted a permit from the General Director of the National Waterway Transportation Agency (ANTAQ), authorizing the construction and operation, for an undetermined period, of a multi-purpose private port terminal in the port area of Santana, Amapá State.

## MMX Minas-Rio System

The Minas-Rio System is MMX's largest project and will produce pellet feed, reaching full production capacity of 26.5 million tons in 2011. The iron ore will be transported through a slurry pipeline of approximately 525 km, connecting the beneficiation plant, to be constructed in the municipality of Alvorada de Minas (Minas Gerais State), to the Açu Port (Rio de Janeiro State).

In a Notice to the Market on March 26, 2007, we announced that IBAMA established a program for public hearings and inspections of the project sites related to the MMX Minas-Rio pipeline, which was concluded on April 20, 2007.

Of the 32 municipalities crossed by the pipeline, all of which were visited by MMX, only 3 requested formal public hearings.

The Company's proactive and transparent approach, which involved presenting and discussing with the communities the main characteristics of the project beforehand, leads MMX to reaffirm its belief in obtaining all the licenses required by law on time to meet the start-up of the MMX Minas-Rio Integrated System as scheduled.

As already announced, in June 2006 the state governments of Minas Gerais and Rio de Janeiro formalized their decision to collaborate on implementing a logistics corridor connecting the two states.

The Açu Port, located in São João da Barra, Rio de Janeiro State, will be the outlet center for the iron ore from the MMX Minas-Rio Integrated System, and has the potential to become the new logistics infrastructure hub for the Southeast region of Brazil. The Preliminary Environmental License for implementing the project was granted by FEEMA (the State Environmental Engineering Foundation) on December 28, 2006.

**Iron Ore Supply Agreement with GIIC**

In a Material Fact released on March 27, 2007, we announced that GIIC decided to exercise its option to acquire an additional 6.5 million tons of iron ore, raising its contracted volume to 13 million tons per year. The iron ore will be supplied by the MMX Amapá and MMX Minas-Rio Systems.

## FINANCING

The current status of the credit lines, obtained and agreed-upon, for the projects in progress:

| Projects under development | Financing US$ million | Financial Institution | Status | Term |
|---|---|---|---|---|
| **Mining and Logistic** | | | | |
| Corumbá | 57 | ABC / Unibanco / Itaú / BNDES | signed | 2.7 years |
| Amapá | 250 | Itaú BBA / ABC / BNDES | signed | 7 to 10 years |
| Minas-Rio | 1.518 | Unibanco / Syndicate / BNDES | Bridge Loan of US$ 50 million | 12 years |
| **Mettalics** | | | | |
| Corumbá | 90 | Credit Suisse / BNP | Bridge Loan of US$ 50 million | 7 years |

## GEOLOGICAL RESOURCES

Studies and estimates of resources and reserves based on data up to March 31, 2006 are being audited in compliance with the Canadian NI-43.101 standard. The results are expected to be published in May 2007.

Geological research continues and analysis of the data should be concluded in the 3Q07. The results of the analysis may increase our geological resources and reserves, since research initiated on mining rights of the Minas-Rio System (Serra do Sapo) acquired after March 31, 2006.

The following table shows the progress of the drilling program between March 2006 and March 2007:

| System | From March 2006 to March 2007 (meters) | Accomplished Total |
|---|---|---|
| MMX Corumbá | 1,175 | 3,337 |
| MMX Amapá | 16,423 | 27,952 |
| MMX Minas-Rio | 18,435 | 27,722 |

## CAPITAL MARKETS

MMX joined the Bovespa's Novo Mercado on July 24, 2006 and its common shares began trading under the ticker MMXM3. The Company was included in the Special Corporate Governance Stock Index (IGC). The share price is unitary and shares are traded in lots of one hundred shares.

By listing its shares in the Novo Mercado segment, MMX has committed itself to the best Corporate Governance practices, including:

✓ The Board of Directors is comprised of 9 members, 6 of whom are independent;
✓ The Board of Directors created the Audit Committee, comprised of 3 members, all of whom are independent from the controlling shareholder and management;
✓ Hiring policy of the independent auditors is designed to preserve the auditors' independence, in accordance with internationally accepted criteria, namely that auditors must not audit their own work, nor exercise any managerial role for their clients or promote their clients' interest. MMX submits the independent auditors' fees and the kinds of services they are to provide for approval by the Board of Directors;
✓ The capital stock is composed exclusively of common shares and minority shareholders are entitled to the same treatment given to the controlling shareholder in the eventuality of a control block trade (100% tag along).

On January 25, 2007, MMX initiated a share split program pursuant to the IPO Prospectus, with the issuance of one new share for each existing share. The program provides for a second share split in July 2007, in the same proportion, and a third share split in January 2008, in the proportion of nine new shares for each existing share.

**Global Depositary Receipts Program**

On February 5, 2007, MMX's Level I Global Depositary Receipt Program was initiated, having Banco Itaú as the custodian institution and Bank of New York as the depositary institution. After the share split approved in January, each common share is equivalent to 20 GDRs.

**Corporate Reorganization**

On March 22, 2007, the Board of Directors approved the corporate reorganization of the activities currently developed by MMX Minas-Rio. The reorganization mainly comprises:

- The creation of LLX Logística S.A. as the independently-managed holding company for MMX's logistics activities. Mr. Ricardo Antunes has been appointed as Chief Executive Officer and Mrs. Eliane Lustosa as Chief Financial Officer. Mr. Antunes is currently MMX's Commercial Director, a position he will retain only temporarily.

- Two newly-formed companies, LLX Minas-Rio, which will own the slurry pipeline and a 300-hectare iron ore port facility at the Açu Port, and LLX Açu, which will own the remaining port area consisting of approximately 5,700 hectares;

The reorganization does not imply any dilution for MMX's current shareholders and is designed for the sole purpose of deriving the maximum value from the Company's logistics assets, with great potential for developing Brazil's logistics and infrastructure industry, which today represents one of Brazil's main bottlenecks for economic growth.

## CONSOLIDATED FINANCIAL STATEMENTS

The financial statements presented below reflect the implementation phase of the Company's subsidiaries, represented by investments, costs and expenses related to the projects under development. Listed below are the highlights of the first quarter of 2007 (1Q07):

- ✓ Net Income: R$ 3.8 million.
- ✓ Net Revenue: R$ 25.1 million
- ✓ Net Financial Income: R$ 24.9 million
- ✓ General and Administrative Expenses: R$ 13.4 million.
- ✓ Cash and Marketable Securities: R$ 728.1 million
- ✓ Gross Debt: R$ 531.3 million
- ✓ Net Equity: R$ 1,052 million.

As a strategy to prevent and reduce the effects of exchange rate fluctuation, especially on local currency investments, the Management adopts the policy of holding derivatives through forward currency operations, assets in Reais and liabilities in Dollars, all registered with the CETIP.

From the liquidation of the forward currency operations in the first quarter of 2007, the Company obtained net positive result of R$ 44.1 million, classified as deferred assets by the subsidiaries in their pre-operational phase.

Unrealized net positive results in these forward currency operations totaled R$16.3 million at the end of the period. It is worth mentioning that this result is subject to exchange rate fluctuations while the operations are open.

## RECENT DEVELOPMENTS

On April 23, MMX informed that Centennial Asset Mining Fund LLC ("Centennial Asset"), a company controlled by Eike F. Batista, MMX's controlling shareholder, and MMX have entered into an agreement in principle pursuant to which a wholly-owned subsidiary of Anglo American plc ("Anglo American") would agree to purchase 100% of the shares of Centennial Minas-Rio, and subscribe for additional shares of MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), in a transaction that would result in Anglo American owning a consolidated 49% ownership interest in MMX Minas-Rio.

The transaction will result in Anglo American acquiring a 49% interest in MMX Minas-Rio for an economic value and effective price of US$1.15 billion.

The Minas-Rio System is currently under development. Work is proceeding on securing the permits required for the commencement of construction for the first phase, with a planned annual production capacity of 26.5 million tons of iron ore per annum ("Phase I").

An expansion is planned to double the Minas-Rio Project capacity ("Phase II"), subject to certain conditions, including MMX Minas-Rio confirming sufficient reserves and obtaining the relevant permits.

Upon confirmation of Phase II of the Minas-Rio Project, Anglo American would make an additional payment to Centennial Asset and a capital contribution to MMX Minas-Rio, in the same manner as the initial payment, with a total economic value and effective price of US$600 million, increasing Anglo American's participation in MMX Minas-Rio to 50%. This would result in a total economic value of $3.5 billion for 100% of the project, prior to giving effect of the capital contributions described herein.

Credit Suisse and Itau BBA are the exclusive financial advisors to MMX and Centennial Asset, and UBS Pactual is the exclusive financial advisor to Anglo American.

The final terms and conditions of the transaction with Anglo American were approved by the independent member of MMX's Board of Directors on a meeting held on April 25, 2007.

On May 14, 2007 MMX and Centennial Minas-Rio, together with Anglo American, signed the definitive share purchase contract.

The Construction License for the Açu Port was issued on May 14, 2007 by FEEMA (State Environment Engineering Foundation).

*This report may contain forward-looking statements about the future of the industry, as well as MMX's estimated financial and operating results and growth prospects. These are mere projections and, as such, are based solely on management's expectations regarding the future of the business. These expectations depend substantially on market conditions and the performance of the Brazilian economy, the sector and the international markets and are, therefore, subject to changes without previous notice.*

# MMX Mineração e Metálicos S.A.
**(Publicly held Company)**

## Balance Sheet

**as of March 31, 2007 and 2006**

*(In R$ thousand)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| **Assets** | **2007** | **2006** | **2007** | **2006** |
| **Current** | | | | |
| Cash and cash equivalents | 688,661 | 727,843 | 728,110 | 779,212 |
| Trade accounts receivable | - | - | 13,872 | 4,640 |
| Inventories | - | - | 49,684 | 37,330 |
| Sundry advances | 607 | 585 | 14,576 | 14,198 |
| Recoverable taxes | 8,013 | 7,442 | 26,685 | 18,820 |
| Restricted deposits | 145,295 | 145,282 | 145,295 | 145,282 |
| Contractual retentions | 6,025 | 6,000 | 6,025 | 6,000 |
| Related parties | 199,002 | 163,360 | - | - |
| Other credits | 228 | 421 | 4,708 | 4,780 |
| | 1,047,831 | 1,050,933 | 988,955 | 1,010,262 |
| **Non Current** | | | | |
| **Long term** | | | | |
| Related parties | - | - | - | - |
| Prepaid expenses | - | - | 55 | 267 |
| Judicial deposits | - | - | 200 | 687 |
| | - | - | 255 | 954 |
| **Permanent Assets** | | | | |
| Investments | 11,945 | 5,947 | 2,176 | 2,176 |
| Intangible | | | | |
| Goodwill in the acquisition of subsidiary | - | - | 124,580 | 125,105 |
| Mineral rights and concessions | - | - | 162,538 | 87,730 |
| Other intangible assets | | | 11,027 | |
| Fixed | 15,688 | 15,527 | 346,386 | 206,678 |
| Deferred | - | - | 155,612 | 159,575 |
| | 27,633 | 21,474 | 802,319 | 581,264 |
| | 1,075,464 | 1,072,407 | 1,791,529 | 1,592,480 |

# MMX Mineração e Metálicos S.A.
**(Publicly held Company)**

## Balance Sheet
### as of March 31, 2007 and 2006

*(In R$ thousand)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| **Liabilities** | **2007** | **2006** | **2007** | **2006** |
| **Current** | | | | |
| Suppliers | 7,641 | 9,813 | 73,804 | 66,495 |
| Taxes and contributions payable | 5,724 | 2,007 | 18,702 | 15,596 |
| Loans and financing | - | 10,130 | 405,790 | 256,369 |
| Investment acquisition liabilities | - | - | 44,590 | 28,127 |
| Related parties | - | - | 10,770 | - |
| Provision for uncovered liabilities | - | - | - | - |
| Other current liabilities | 8,830 | 2,059 | - | - |
| | 1,702 | 618 | 5,265 | 3,306 |
| | 23,897 | 24,627 | 558,921 | 369,893 |
| **Non Current** | | | | |
| **Long Term** | | | | |
| Loans and financing | - | - | 125,524 | 131,503 |
| Investment acquisition liabilities | - | - | 41,086 | 30,182 |
| Other long term liabilities | - | - | 13,229 | 11,457 |
| | - | - | | - |
| | - | - | 179,839 | 173,142 |
| Minority interest | - | - | 1,202 | 1,665 |
| **Shareholders' Equity** | | | | |
| Capital stock | 1,142,515 | 1,142,515 | 1,142,515 | 1,142,515 |
| Accumulated losses | (90,948) | (94,735) | (90,948) | (94,735) |
| | 1,051,567 | 1,047,780 | 1,051,567 | 1,047,780 |
| | 1,075,464 | 1,072,407 | 1,791,529 | 1,592,480 |

# MMX Mineração e Metálicos S.A.
**(Publicly held Company)**

# Income Statement

**as of March 31, 2007 and 2006**

*(In R$ thousand)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| **Gross operating revenue** | | - | **25,378** | **525** |
| Deductions | - | - | (311) | (108) |
| **Net operating revenue** | - | - | 25,067 | 417 |
| Costs of goods sold and services rendered | - | - | (27,264) | (942) |
| **Gromss income (loss)** | - | - | (2,197) | (525) |
| **Other operating revenues (expenses)** | | | | |
| Administrative and general | (8,967) | (987) | (13,399) | (987) |
| Selling | - | - | (3,548) | - |
| Financial revenues | 29,629 | 177 | 29,406 | 177 |
| Financial expenses | (889) | - | (9,529) | - |
| Exchange variation | 225 | | 4,994 | - |
| Equity result | (5,252) | (525) | - | - |
| Other operating expenses | (6,770) | - | (2,901) | - |
| **Operating income (loss)** | 7,976 | (1,335) | 2,826 | (1,335) |
| Non operating result | - | - | - | - |
| **Income (loss) before minority interest** | 7,976 | (1,335) | 2,826 | (1,335) |
| Minority interest | - | - | 5,150 | - |
| **Income (loss) before income tax** | 7,976 | (1,335) | 7,976 | (1,335) |
| Income tax and social contribution | (4,190) | - | (4,190) | - |
| **Income (loss) for the period** | **3,786** | **(1,335)** | **3,786** | **(1,335)** |
| **Income (loss) per one thousand shares - R$** | 0.50 | (0.35) | | |
| **Number of shares at the end of the period (per thousand shares)** | 7,608 | 3,804 | | |

# MMX Mineração e Metálicos S.A.

## Statement of Cash Flows

**as of March 31, 2007 and 2006**
*(In R$ thousand)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| **Cash flow from operating activities** | | | | |
| **Loss in the period** | 3,786 | (1,335) | 3,786 | (1,335) |
| Items not affecting working capital | | | | |
| Depreciation and amortization | 12 | - | 2,298 | - |
| Equity result | 5,252 | 525 | - | - |
| Provision for uncovered liabilities | 6,770 | - | - | - |
| Monetary variation and long term interest | (3,863) | - | (8,975) | - |
| Residual cost on disposal of fixed assets | - | - | - | - |
| Minority interest | - | - | (463) | - |
| Changes in assets and liabilities | | | | |
| Accounts receivable from clients | - | | | |
| Contractual retentions | (13) | | (13) | - |
| Restricted deposits | (25) | | (25) | - |
| Inventories | - | - | (12,354) | - |
| Increase in other accounts receivable | (400) | (340) | (16,704) | (1,070) |
| Increase (decrease) in suppliers | (2,172) | 351 | 7,312 | 1,321 |
| Increase (decrease) in other payables and provisions | 4,801 | 219 | 44,973 | (9,473) |
| **Net cash from operating activities** | 14,148 | (580) | 19,835 | (10,557) |
| **Cash flow from investing activities** | | | | |
| Credits from related parties | | | | |
| Acquired loans | (53,232) | (9,660) | - | - |
| Settled loans | 21,363 | - | - | - |
| Acquisition in investments | (11,250) | (9,151) | - | - |
| Decerase in the amount for acquisition in investments | - | - | - | - |
| Acquisition in property | (173) | - | (141,174) | (726) |
| Acquisition in mining rights | - | - | (85,989) | (3,408) |
| Investment write-offs | - | - | 525 | - |
| Additions to deferred | - | - | 3,284 | 3,056 |
| **Net cash from investing activities** | (43,292) | (18,811) | (223,354) | (1,078) |
| **Cash flow from financing activities** | | | | |
| Capital increase, net | - | - | - | - |
| Loans and financing | | | - | |
| Acquired loans | - | 9,792 | 193,715 | 11,400 |
| Settled loans | (10,038) | - | (41,298) | - |
| Deposits with related parties | - | - | | |
| Acquired loans | - | - | - | - |
| Settled loans | - | (19) | - | - |
| **Net cash from financing activities** | (10,038) | 9,773 | 152,417 | 11,400 |
| **Increase in cash and cash equivalents** | | | | |
| At the beginning of the period | 727,843 | 10,660 | 779,212 | 19,903 |
| At the end of the period | 688,661 | 1,042 | 728,110 | 19,668 |
| **Increase in cash and cash equivalents** | (39,182) | (9,618) | (51,102) | (235) |

# MMX divulga Relatórios de Certificação de seus Recursos e Reservas minerais

A **MMX Mineração e Metálicos S.A.** (Bovespa: MMXM3) ("MMX") comunica aos seus acionistas e investidores que foram concluídos os Relatórios de Certificação de Recursos e Reservas Minerais dos Sistemas Corumbá, Amapá e Minas-Rio.

A auditoria dos recursos e reservas foi realizada segundo os padrões estabelecidos pelo *Canadian Institute of Mining, Metallurgy and Petroleum* (CIM Standards) e pelo documento denominado *National Instrument 43-101 of the Canadian Securities Administrators* (NI 43-101). A SRK Consulting, especializada em geologia, mineração e determinação de recursos minerais, foi a empresa responsável pela auditoria.

O cumprimento das recomendações e exigências constantes do NI 43-101, reconhecido e aceito internacionalmente, confere a necessária transparência sobre a quantidade e qualidade dos recursos minerais da MMX. A Companhia passará a adotar esta metodologia em futuras divulgações de recursos e reservas minerais.

A Diretoria de Mineração da MMX elaborou documento - Notas Explicativas aos Relatórios de Certificação de Recursos e Reservas – contendo as informações necessárias sobre os relatórios técnicos.

As Notas Explicativas estão disponíveis no website de Relações com Investidores da Companhia www.mmx.com.br/ri

Rio de Janeiro, 30 de maio de 2007

**MMX Mineração e Metálicos S.A.**

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores



MMX - Relações com Investidores
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

## MMX discloses Mineral Resources and Reserves Certification Reports

**MMX Mineração e Metálicos S.A.** (Bovespa: MMXM3) ("MMX") hereby informs its shareholders and investors that the Mineral Resources and Reserves Certification Reports of Corumbá, Amapá and Minas-Rio Systems have been concluded.

The audit of the resources and reserves was carried out according to the standards set by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM Standards) and by the National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101). SRK Consulting, a company specializing in geology, mining and mineral resources determination, was responsible for the audit.

Compliance with the recommendations and requirements of NI 43-101, which is an internationally recognized and accepted document, guarantees the necessary transparency regarding the quantity and quality of MMX's mineral resources. The Company will adopt this methodology hereafter in future releases concerning its mineral resources and reserves.

MMX's Mining Division prepared a document – Explanatory Notes about the Mineral Resources and Reserves Certification Reports – containing the required information about the technical reports.

The Explanatory Notes are available on the Company's Investor Relations website at www.mmx.com.br/ir

Rio de Janeiro, May 30, 2007

**MMX Mineração e Metálicos S.A.**

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer

MMX – Investor Relations
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

**MMX MINERAÇÃO E METÁLICOS S.A.**

**CNPJ/MF: 02.762.115/0001-49**

**Companhia Aberta**

**BOVESPA: MMXM3**

## FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado que o Comitê Executivo da Bolsa de Valores de Toronto, Canadá (*Toronto Stock Exchange*) ("TSX") aprovou, na data de hoje, o pedido de listagem dos *Global Depositary Receipts* nível I ("GDRs") de emissão da MMX.

Os GDRs, desse modo, estão programados a ter sua negociação iniciada na TSX, sob o código XMM, no dia 6 de junho 2007.

A MMX confirma que cada ação ordinária da Companhia equivale a 20 (vinte) GDRs, sendo certo que contratou, no âmbito desse programa, o Bank of New York para atuar como agente depositário dos GDRs e, ainda, o CIBC Mellon Trust Company, que atuará como co-agente de transferência de tais recibos perante a TSX. A MMX reitera que o Banco Itaú S.A. continuará a prestar os serviços de custódia dos GDRs, nos termos da aprovação concedida pela Comissão de Valores Mobiliários – CVM.

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 30 de maio de 2007.

**Luiz Rodolfo Landim Machado**
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

**MMX MINERAÇÃO E METÁLICOS S.A.**

**Corporate Taxpayer's ID (CNPJ/MF): 02.762.115/0001-49**

**Publicly-held Company**

**BOVESPA: MMXM3**

## PUBLIC ANNOUNCEMENT

Pursuant to Article 157 of Law 6.404/76 and CVM Instruction 358/02, MMX Mineração e Metálicos S.A. ("MMX" or the "Company") hereby informs the market that the Executive Committee of the Toronto Stock Exchange ("TSX") approved today the Company's request for the listing of its Level I Global Depositary Receipts ("GDRs").

The GDRs are therefore scheduled to start trading on the TSX on June 6, 2007, under the ticker XMM.

MMX hereby confirms that each common share is equivalent to 20 (twenty) GDRs. The Company has hired the Bank of New York to act at the GDR's depositary agent and CIBC Mellon Trust Company to act as its co-transfer agent with the TSX. Banco Itaú S.A. will continue to provide custodian services for the GDRs, pursuant to the approval granted by the Brazilian Securities and Exchange Commission – CVM.

Further information is available on the Company's website (www.mmx.com.br/ri) or via e-mail at ri@mmx.com.br.

Rio de Janeiro, May 30, 2007.

**Luiz Rodolfo Landim Machado**
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

NOVO MERCADO BOVESPA BRASIL

# MMX MINERAÇÃO E METÁLICOS S.A.

**CNPJ/MF: 02.762.115/0001-49**

**Companhia Aberta**

**BOVESPA: MMXM3**



## FATO RELEVANTE

A **MMX Mineração e Metálicos S.A.** ("MMX" ou a "Companhia"), em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, vem comunicar ao mercado o resultado de estudos desenvolvidos pela Administração da Companhia abrangendo a evolução e implantação dos diversos projetos nos três Sistemas Integrados.

Os estudos foram desenvolvidos pela equipe de profissionais da MMX, respaldados por projetos elaborados por empresas de engenharia especializadas.

No **Sistema Corumbá**, evoluímos na negociação com diversos potenciais clientes e caminhamos para conclusão, em breve, de acordos de longo prazo.

Considerando o resultado destas negociações, ajustamos o cronograma futuro de produção de minério de ferro do Sistema e postergamos para 2009 o início de operação da 2ª. planta de beneficiamento de minério. Dificuldades na contratação de barcaças adicionais para o escoamento da produção contribuiu para a decisão.

Na Planta de Gusa, o 1º alto-forno deverá iniciar operação em meados de julho e o 2º em meados de setembro. O investimento total revisado para o projeto alcançará US$ 86,1 milhões, 19% superior ao divulgado por ocasião da Oferta Pública Inicial de Ações da Companhia.

O início da construção da Planta de semi-acabados (tarugos) está previsto para o terceiro trimestre do ano em curso, com início de produção previsto para o 3º trimestre de 2009.

No **Sistema Amapá**, a construção da planta de beneficiamento evolui conforme planejado, com início das operações previsto para o quarto trimestre de 2007. O cronograma de produção revisado prevê alcançar 4,8 milhões de toneladas de minério de ferro já em 2008. O investimento estimado para o empreendimento deverá totalizar US$ 357 milhões, conforme já divulgado em fato relevante em março de 2007.

Na MMX Amapá Metálicos, estamos analisando propostas para a entrada de potencial sócio estratégico. As negociações para esta alteração na estrutura societária nos levou a reavaliar também o projeto inicial previsto para o Sistema, visando a otimização e futura economia de escala.

O primeiro ponto definido é a construção de um único forno a coque para a planta de gusa, com capacidade de 2 milhões de toneladas mantida, em substituição aos dez mini-fornos do projeto inicial.

A revisão do projeto e a possível alteração na estrutura societária da empresa nos levou a postergar o início das operações para meados de 2010.

No **Sistema Minas-Rio**, o investimento revisado estimado para a mineração (inclui direitos minerários adquiridos), mineroduto e instalações portuárias deverá totalizar US$ 2.354 milhões, conforme já divulgado em fato relevante de 23 de abril de 2007. Este montante reflete a atualização e cotação de preços dos diversos itens necessários para a construção,

após a finalização dos projetos básicos do Sistema. Parte desta diferença diz respeito a unidade de filtragem, no valor de US$ 70 milhões, que somados aos US$ 250 milhões adicionais, representam acréscimo de 10% em relação ao projeto conceitual antes informado.

As negociações para o fornecimento de nossos produtos com os atuais e potenciais clientes, têm revelado uma forte demanda pelos finos (*pellet feed*) de minério de ferro do Sistema, e nos levou a postergar em um ano o início de produção da pelotizadora, para 2011.

Ao longo dos últimos dez meses, desde o encerramento da Oferta Pública, diversos importantes acontecimentos marcaram o progresso da MMX, como a concessão de licenças ambientais, a definição de relevantes parcerias estratégicas, o fechamento de contratos de venda de longo prazo, a oportunidade de expansão no segmento de logística, e o potencial crescimento em recursos minerais.

O empenho em divulgar e manter nossos acionistas e investidores atualizados quanto ao desenvolvimento da empresa, comprovam nosso compromisso de transparência.

Uma apresentação corporativa atualizada será disponibilizada no website da empresa.

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 1º de junho de 2007

**Luiz Rodolfo Landim Machado**
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

# MMX MINERAÇÃO E METÁLICOS S.A.

**Public Company**

**BOVESPA: MMXM3**

## PUBLIC ANNOUNCEMENT

**MMX Mineração e Metálicos S.A.** ("MMX" or the "Company"), pursuant to Article 157 of Law 6,404/76, in addition to the provisions of CVM Instruction 358/02, hereby announces to the market the result of studies undertaken by the Company's Management covering the progress and implementation of various projects pertaining to the three Integrated Systems.

The studies were undertaken by the MMX team and supported by projects prepared by specialized engineering companies.

At the **Corumbá System**, negotiations with several potential clients have advanced and we are now close to concluding long-term agreements.

In the light of these negotiations, we have modified the System's future iron ore production schedule and postponed the beginning of operations of the second iron ore processing plant to 2009. Difficulties in contracting additional barge capacity for shipping production have contributed to this decision.

The first blast furnace at the Pig Iron Plant should begin operating in mid-July and the second in mid-September. The total revised investment in the project amounted to US$ 86.1 million, 19% higher than the value disclosed in the occasion of the Company's Public Offering.

The start on construction of the semi-finished products plant (billets) is programmed for the third quarter of the current year with completion scheduled for the third quarter of 2009.

At the **Amapá System**, the construction of the processing plant is progressing according to plan, with operations expected to begin in the fourth quarter of 2007. The revised production schedule is forecasted to reach 4.8 million tons of iron ore as soon as 2008. The estimated investment is expected to amount to US$ 357 million, as already disclosed in the public announcement of March 2007.

We are analyzing proposals for a potential strategic partner in MMX Amapá Metálicos. Negotiations for this alteration in the corporate structure have also meant the reassessment of the initial project for the System with a view to optimization and future economies of scale.

The first aspect that has been decided is the construction of a single coke oven for the pig iron plant with a capacity of 2 million tons maintained, in substitution for the ten mini-coke ovens envisaged in the initial project.

We have decided to postpone the beginning of operations to mid 2010 in view of the project review process and the possible alteration in the Company's corporate structure.

At the **Minas-Rio System**, the revised investment estimated for mining (including mining rights), slurry pipeline and port installations are expected to total US$ 2,354 million, as already indicated in the public announcement of April 23 2007. This amount reflects price updating and quotation of several items necessary for the construction, to begin after the conclusion of the System's basic projects. Part of this difference is explained by the filtering unit, amounting to US$ 70 million, which, added to the additional US$ 250 million, represents a 10% increase in relation to the conceptual project previously announced.

Negotiations for supplying our products with existing and potential customers have indicated a strong demand for the System's pellet feed and have led us to delay the start-up of operations of the pelletizing plant by one year, to 2011.

Over the past ten months since the conclusion of the Public Offering, several important events have marked MMX's progress, notably, the concession of environmental licenses, the definition of some key strategic partnerships, the conclusion of long term sales contracts, the opportunity for expansion into the logistics segment, and the potential increase in mineral resources.

Our efforts to disclose and maintain our shareholders updated as to the developments at the Company confirms our commitment to transparency.

An update corporate presentation will be made available on the Company's website.

More detailed information may be obtained by e-mail to ri@mmx.com.br.

Rio de Janeiro, June 1 2007

**Luiz Rodolfo Landim Machado**
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

**MMX MINERAÇÃO E METÁLICOS S.A.**

**CNPJ/MF: 02.762.115/0001-49**

**Companhia Aberta**

**BOVESPA: MMXM3**

## FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o que segue:

Conforme comunicação recebida ontem da Bolsa de Valores de Toronto, Canadá (*Toronto Stock Exchange*) ("TSX"), relacionada, especialmente, à estrutura de negociação dos *Global Depositary Receipts* nível I ("GDRs") de emissão da MMX, o início da negociação dos GDRs na TSX - anteriormente programado para o dia 06 de junho de 2007 - foi postergado para data a ser acordada com a TSX.

A MMX está confiante de que esse processo será finalizado em breve e, como de costume, manterá o mercado e seus acionistas informados sobre todos e quaisquer desenvolvimentos.

Rio de Janeiro, 05 de junho de 2007.

**Luiz Rodolfo Landim Machado**
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

**MMX MINERAÇÃO E METÁLICOS S.A.**

**Public Company**

**BOVESPA: MMXM3**

**PUBLIC ANNOUNCEMENT**

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") pursuant to article 157 of Law 6.404/76 and CVM Instruction 358/02, hereby makes the following announcement:

According to information received yesterday from the Toronto Stock Exchange, in Canadá ("TSX"), related, especially, to the structure of negotiation of the Level I *Global Depositary Receipts* ("GDRs") issued by MMX, the beginning of negotiation of the GDRs in the TSX - previously scheduled for June 6, 2007 - was postponed to a date to be settled with TSX.

MMX is confident that this process should be concluded shortly, and, as usual, will keep the market and its shareholders informed as to any new or further developments.

Rio de Janeiro, June 05, 2007.

**Luiz Rodolfo Landim Machado**
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

## Esclarecimentos Sobre Listagem na TSX

**MMX MINERAÇÃO E METÁLICOS S.A.** (Bovespa: MMXM3) ("MMX"), em prosseguimento ao fato relevante datado de 5 de junho de 2007, pela presente esclarece aos investidores que o atraso no início das negociações dos *Global Depositary* Receipts Nível I – GDR's de emissão da MMX na Bolsa de Toronto (*Toronto Stock Exchange* – "TSX") anunciado ontem é decorrente do cumprimento de condições meramente procedimentais e adjetivas que deverão ser concluídas em aproximadamente 3 (três) semanas.

Não há qualquer pendência substantiva ou relevante relativa à listagem dos valores mobiliários de emissão da MMX na TSX, a qual, a MMX reitera, já foi aprovada pela instituição.

A MMX continuará a informar os investidores e seus acionistas a respeito de quaisquer desenvolvimentos.

Rio de Janeiro, 06 de junho de 2007

**MMX Mineração e Metálicos S.A.**

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX – Relações com Investidores
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

## Note on TSX Listing

**MMX MINERAÇÃO E METÁLICOS S.A.** (Bovespa: MMXM3) ("MMX"), further to its material fact notice dated June 5, 2007, hereby clarifies that the delay on the Toronto Stock Exchange ("TSX") listing announced yesterday is due exclusively to procedural and ministerial conditions which will be concluded in approximately three weeks.

There are no pending substantive issues regarding MMX's TSX listing, which, MMX reiterates, has been formally approved by the TSX subject only to the above-mentioned conditions.

MMX will continue to inform investors and its shareholders about any further developments.

Rio de Janeiro, June 6, 2007

**MMX Mineração e Metálicos S.A.**

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer

MMX – Investor Relations
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

**MMX MINERAÇÃO E METÁLICOS S.A.**

**CNPJ/MF: 02.762.115/0001-49**

**Companhia Aberta**

**BOVESPA: MMXM3**

# FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, informar ao mercado que recebeu, em 11 de junho de 2007, comunicação formal do Comitê de Enquadramento e Crédito do Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") reconhecendo o enquadramento do Sistema MMX Minas-Rio para fins de financiamento pela instituição.

O reconhecimento que o Sistema MMX Minas-Rio (composto de minas de minério de ferro, mineroduto e terminal portuário) contém as características básicas necessárias exigidas pelo BNDES significa um importante passo no processo para fins de aprovação de financiamento.

A liberação definitiva desses recursos está sujeita, contudo, à aprovação de suas condições pela Diretoria do BNDES.

Maiores informações podem ser obtidas por meio do email ri@mmx.com.br.

Rio de Janeiro, 12 de junho de 2007.

**Luiz Rodolfo Landim Machado**
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

**MMX MINERAÇÃO E METÁLICOS S.A.**

**CNPJ/MF: 02.762.115/0001-49**

**Public Company**

**BOVESPA: MMXM3**

## PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX"), pursuant to Article 157 of Law 6,404/76 and CVM Instruction 358/02, hereby informs that it received on June 11, 2007 a formal communication issued by Brazil's National Development Bank ("BNDES") Eligibility and Credit Committee recognizing that the MMX Minas-Rio System is eligible for BNDES funding.

The recognition that the MMX Minas-Rio System (comprised of iron ore mines, a slurry pipeline and port facilities) fulfills all the basic characteristics required by BNDES is an important step in the process towards obtaining the financing approval.

The disbursement of the funds is subject to the approval of its conditions by the BNDES Executive Board.

Additional information may be obtained through the email ri@mmx.com.br.

Rio de Janeiro, June 12th, 2007.

**Luiz Rodolfo Landim Machado**
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

**MMX MINERAÇÃO E METÁLICOS S.A.**
**CNPJ/MF: 02.762.115/0001-49**
**NIRE: 33.3.0026111-7**
**Companhia Aberta**

# ATA DE REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 25 DE MAIO DE 2007

I. **DATA, HORA E LOCAL DA REUNIÃO:** Às 16:00 horas do dia 25 de maio de 2007, na sede social da Companhia, situada na Praia do Flamengo, 154º, 5º andar.

II. **QUORUM**: Presença dos membros do Conselho de Administração da Companhia indicados ao final desta ata, representando a maioria necessária requerida por lei e pelo estatuto social da Companhia.

III. **CONVOCAÇÃO:** De acordo com cartas de convocação enviadas e recebidas dentro dos prazos aplicáveis.

IV. **MESA**: Presidente: Eike Fuhrken Batista
Secretário: Paulo Carvalho de Gouvêa

V. **DELIBERAÇÕES**:

(i) O Sr. Eike Batista informou aos membros do Conselho de Administração da Companhia sobre a recente aquisição de 7.958.867 ações ordinárias ("Ações") da emissão da mineradora Canadense Apex Silver Mines Ltd. ("Apex Silver"), o que equivale a 13,57% das ações emitidas e em circulação da Apex Silver. O Sr. Eike Batista também informou que essa aquisição representa um investimento de formação de *portfolio*, inexistindo a intenção de adquirir uma participação relevante de controle na Apex Silver.

(ii) O Sr. Eike Batista adicionalmente informou que, tendo em vista os seus deveres fiduciários perante à MMX, oferece à MMX a oportunidade de adquirir as Ações.

(iii) Todavia, os membros do Conselho de Administração da Companhia por unanimidade decidiram que, no presente momento, não é do interesse da MMX adquirir as Ações, especialmente em virtude dos compromissos de investimento da MMX no Brasil. Os membros do Conselho de Administração da Companhia Eike Batista e Eliezer Batista abstiveram-se de votar.

(vi) Caso o Sr. Eike Batista decida adquirir o controle da Apex Silver, individualmente ou em conjunto com alguma outra mineradora, ficou decidido por unanimidade e sem ressalvas (mas novamente com a abstenção de votos dos membros Eike Batista e

Eliezer Batista), que ele deverá submeter previamente tal decisão aos membros do Conselho de Administração da Companhia que irão então decidir se a MMX deve ou não considerar essa oportunidade de negócio tendo em vista as circunstâncias que estiverem presentes nessa época. O Sr. Eike Batista concordou com a deliberação do Conselho de Administração da Companhia e afirmou que irá cumprir com esse requerimento, devendo submeter novamente para os membros do Conselho de Administração qualquer decisão que importe na possível aquisição do controle da Apex Silver.

VI. **ENCERRAMENTO:** Às 16:30 horas, nada mais havendo a tratar, deram por encerrada a presente reunião, tendo-se antes feito lavrar a presente Ata que, lida e achada conforme, vai devidamente assinada pelos Conselheiros presentes nos livros próprios da Companhia.

VII. **CONSELHEIROS PRESENTES:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, SAMIR ZRAICK, HANS-JUERGEN MENDE e MICHAEL STEPHEN VITTON.

A presente é cópia fiel da Ata da Reunião do Conselho de Administração da MMX Mineração e Metálicos S.A., realizada em 25 de maio de 2007, lavrada no livro próprio.

Rio de Janeiro, 25 de maio de 2007.

__________________________________

Paulo Carvalho de Gouvêa
Secretário

Visto do Advogado:

__________________

Joel Rennó Jr
OAB/RJ 132.971

**MMX MINERAÇÃO E METÁLICOS S.A.**

**CNPJ/MF: 02.762.115/0001-49**

**NIRE: 33.3.0026111-7**

**Public Company**

**MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 25, 2007**

I. **DATE, TIME AND PLACE OF THE MEETING:** At 16:00, on May 25, 2007, at the headquarters of the Corporation, at Praia do Flamengo, n° 154, 5° andar.

II. **ATTENDANCE**: Present the majority of the members of the Board of Directors of the Corporation.

III. **SUMMON**: Pursuant to letters delivered to the Diretors in due time.

IV. **CHAIR**: Chairman: Eike Fuhrken Batista
Secretary: Paulo Carvalho de Gouvêa

V. **DECISIONS**:

(i) Mr. Eike Batista informed the Board of his recent purchase of 7,958,867 shares of common stock (the "Shares") of Apex Silver Mines Ltd. ("Apex Silver"), which currently amount to 13.57% of the issued and outstanding shares of Apex Silver. Mr. Batista also informed that such acquisition represents a portfolio investment and that, presently, he does not have the intention to pursue the acquisition of a controlling stake in Apex Silver.

(ii) Mr. Eike Batista further informed that, in light of his fiduciary duties to MMX, he hereby offers to MMX the opportunity of purchasing the Shares.

(iii) The Board unanimously decided that, at the present time, it is not in MMX's interest to purchase the shares offered by Mr. Eike Batista, especially by virtue of existing investment commitments of MMX in Brazil. Messrs. Eike Batista and Eliezer Batista abstained from voting.

(iv) If Mr. Eike Batista decides to pursue the acquisition of a controlling interest in Apex Silver, alone or together with a major mining company, it was decided, unanimously and with the abstention of Messrs. Eike Batista and Eliezer Batista, that he should submit this decision to the Board of Directors, whereupon the Board would decide on behalf of MMX whether or not MMX should pursue this business opportunity in

light of the circumstances when such opportunity is offered. Mr. Eike Batista agreed that he would comply with such request and that he should re-submit the decision to the Board if he decides to pursue control of Apex Silver.

VI. <u>**CLOSURE**</u>: At 16:30, with no further ado, the Chairman called the meeting to an end, having made the registration of all decisions in the form of the present minutes, which was read to all present members and approved unanimously by means of the signature of each member in the appropriate book.

VII. <u>**PRESENT MEMBERS**</u>: EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON and SAMIR ZRAICK.

This is a true copy of the Minutes of the Meeting of the Board of Directors of MMX MINERAÇÃO E METÁLICOS S.A., held on May 25, 2007, registered in the books of the Corporation.

Rio de Janeiro, May 25, 2007.

_____________________________________

Paulo Carvalho de Gouvêa
Corporate Secretary

Lawyer's signature:

____________________

Joel Rennó Jr
OAB/RJ 132.971

# CALENDÁRIO DE EVENTOS CORPORATIVOS

| | |
|---|---|
| **Denominação Social** | **MMX Mineração e Metálicos S.A.** |
| **Endereço da Sede** | **Praia do Flamengo, 154 – 5º. Andar, Flamengo, Rio de Janeiro, RJ** |
| **Endereço na Internet** | **www.mmx.com.br** |
| **Diretor de Relações com Investidores** | **Nome: Luiz Rodolfo Landim Machado** |
| | **E-mail: ri@mmx.com.br** |
| | **Telefone(s): (21) 2555-5563** |
| | **Fax: (21) 2555-5501** |
| **Responsável pela Área de Relações com Investidores** | **Nome: Elizabeth Cruz** |
| | **E-mail: ri@mmx.com.br** |
| | **Telefone(s): (21) 2555-5634** |
| | **Fax: (21) 2555-5501** |
| **Jornais (e localidades) em que publica seus atos societários** | **Diário Oficial do Estado do Rio de Janeiro – DORJ e Valor Econômico.** |
| **A Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme Cláusula Compromissória constante do seu Estatuto Social.** | |

| **Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, quando for o caso, relativas ao exercício social findo em 31/12/2006** | |
|---|---|
| **EVENTO** | **DATA** |
| Disponibilização aos Acionistas | **30/03/2007** |
| Publicação | **30/03/2007** |
| Envio à BOVESPA | **30/03/2007** |

| **Demonstrações Financeiras Padronizadas – DFP, relativas ao exercício social findo em 31/12/2006** | |
|---|---|
| **EVENTO** | **DATA** |
| Envio à BOVESPA | **30/03/2007** |

| **Demonstrações Financeiras Anuais ou Demonstrações Financeiras Consolidadas, quando for o caso, de acordo com padrões internacionais, relativas ao exercício social findo em 31/12/2006** | |
|---|---|
| **EVENTO** | **DATA** |
| Envio à BOVESPA | **25/04/2007** |

| **Informações Anuais – IAN, relativas ao exercício social findo em 31/12/2006** | |
|---|---|
| **EVENTO** | **DATA** |
| Envio à BOVESPA | **30/05/2007** |

| **Informações Trimestrais – ITR** | |
|---|---|
| **EVENTO** | **DATA** |
| Envio à BOVESPA | |
| Referentes ao 1º trimestre | **16/05/2007** |
| Referentes ao 2º trimestre | **14/08/2007** |
| Referentes ao 3º trimestre | **14/11/2007** |

| Informações Trimestrais em inglês ou de acordo com padrões internacionais | |
|---|---|
| **EVENTO** | **DATA** |
| Envio à BOVESPA | |
| Referentes ao 1º trimestre | **05/06/2007** |
| Referentes ao 2º trimestre | **30/08/2007** |
| Referentes ao 3º trimestre | **29/11/2007** |

| Assembléia Geral Ordinária | |
|---|---|
| **EVENTO** | **DATA** |
| Publicação do Edital de Convocação | **11, 12 e 13/04/2007** |
| Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver | **11/04/2007** |
| Realização da Assembléia Geral Ordinária | **30/04/2007** |
| Envio das principais deliberações da Assembléia Geral Ordinária à BOVESPA | **30/04/2007** |
| Envio da ata da Assembléia Geral Ordinária à BOVESPA | **30/04/2007** |

| Assembléia Geral Extraordinária já programada | |
|---|---|
| **EVENTO** | **DATA** |
| Publicação do Edital de Convocação | **10, 11 e 12/01/2007** |
| Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver | **09/01/2007** |
| Realização da Assembléia Geral Extraordinária | **25/01/2007** |
| Envio das principais deliberações da Assembléia Geral Extraordinária à BOVESPA | **25/01/2007** |
| Envio da ata da Assembléia Geral Extraordinária à BOVESPA | **25/01/2007** |

| Assembléia Geral Extraordinária já programada | |
|---|---|
| **EVENTO** | **DATA** |
| Publicação do Edital de Convocação | **04, 05 e 06/07/2007** |
| Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver | **04/07/2007** |
| Realização da Assembléia Geral Extraordinária | **23/07/2007** |
| Envio das principais deliberações da Assembléia Geral Extraordinária à BOVESPA | **23/07/2007** |
| Envio da ata da Assembléia Geral Extraordinária à BOVESPA | **24/07/2007** |

| Reunião Pública com Analistas | |
|---|---|
| **EVENTO** | **DATA** |
| Realização de Reunião Pública com Analistas, aberta a outros interessados<br>• **SP (sede da APIMEC, às 16:00 hs)** | **23/08/2007** |

| Teleconferência | |
|---|---|
| **EVENTO** | **DATA** |
| Realização de teleconferência (comentário sobre o resultado de 2006 e eventos recentes) | **04/04/2007** |

| | |
|---|---|
| Realização de teleconferência (comentário sobre o resultado do 2T07 e eventos recentes) | **21/08/2007** |
| Realização de teleconferência (comentário sobre o resultado do 3T07 e eventos recentes) | **21/11/2007** |

# 2007 CALENDAR OF CORPORATE EVENTS

| | |
|---|---|
| **Company Name** | **MMX Mineração e Metálicos S.A.** |
| **Central Office Address** | **Praia do Flamengo, 154 – 5º andar, Flamengo, Rio de Janeiro, RJ** |
| **Website** | **www.mmx.com.br** |
| **Investor Relations Officer** | **Name: Luiz Rodolfo Landim Machado** |
| | **E-mail: ri@mmx.com.br** |
| | **Phone: +55 21 2555.5563** |
| | **Fax: +55 21 2555.5501** |
| **Responsible for Investor Relations Area** | **Name: Elizabeth Cruz** |
| | **E-mail: ri@mmx.com.br** |
| | **Phone: +55 21 2555.5634** |
| | **Fax: +55 21 2555.5501** |
| **Publications (and locality) in which its corporate documents are published** | **Diário Oficial do Estado do Rio de Janeiro – DORJ and Valor Econômico** |

**The Company is subject to arbitration on the Market Arbitration Chamber, as expressed in a Compulsory Clause included in its By-Laws.**

| **Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2006** | |
|---|---|
| **EVENT** | **DATE** |
| Accessible to Stockholders | **03/30/2007** |
| Publication | **03/30/2007** |
| Submission to BOVESPA | **03/30/2007** |

| **Standardized Financial Statement (DFP), as of 12/31/2006** | |
|---|---|
| **EVENT** | **DATE** |
| Submission to BOVESPA | **03/30/2007** |

| **Annual Financial Statements or Consolidated Financial Statements, when applicable, in English or according to international standards, as of 12/31/2006** | |
|---|---|
| **EVENT** | **DATE** |
| Submission to BOVESPA | **04/25/2007** |

| **Annual Financial Statements – IAN, as of 12/31/2006** | |
|---|---|
| **EVENT** | DATE |
| Submission to BOVESPA | **05/30/2007** |

| **Quarterly Financial Statements – ITR** | |
|---|---|
| **EVENT** | **DATE** |
| Submission to BOVESPA | |
| Referring to 1Q07 | **05/16/2007** |
| Referring to 2Q07 | **08/14/2007** |
| Referring to 3Q07 | **11/14/2007** |

| Quarterly Financial Statements in English or according to international standards | |
|---|---|
| **EVENT** | **DATE** |
| Submission to BOVESPA | |
| Referring to 1Q07 | **06/05/2007** |
| Referring to 2Q07 | **08/30/2007** |
| Referring to 3Q07 | **11/29/2007** |

| Ordinary Shareholders Meeting | |
|---|---|
| **EVENT** | **DATE** |
| Publication of Call Notice | **April 11, 12 and 13, 2007** |
| Submission of Call Notice to BOVESPA accompanied by the Administrative Proposal, when available | **04/11/2007** |
| Realization of Ordinary Shareholders Meeting | **04/30/2007** |
| Submission of main Ordinary Shareholders' Meeting's deliberations to BOVESPA | **04/30/2007** |
| Submission of the Minutes of Ordinary Shareholders Meeting to BOVESPA | **04/30/2007** |

| Extraordinary Shareholders' Meeting | |
|---|---|
| **EVENT** | **DATE** |
| Publication of Call Notice | **January 10, 11 and 12, 2007** |
| Submission of Call Notice to BOVESPA accompanied by the Administrative Proposal, when available | **01/09/2007** |
| Realization of Extraordinary Shareholders' Meeting | **01/25/2007** |
| Submission of main Extraordinary Shareholders' Meeting's deliberations to BOVESPA | **01/25/2007** |
| Submission of the Minutes of Extraordinary Shareholders' Meeting to BOVESPA | **01/25/2007** |

| Extraordinary Shareholders' Meeting scheduled | |
|---|---|
| **EVENT** | **DATE** |
| Publication of Call Notice | **July 04, 05 and 06, 2007** |
| Submission of Call Notice to BOVESPA accompanied by the Administrative Proposal, when available | **07/04/2007** |
| Realization of Extraordinary Shareholders' Meeting | **07/23/2007** |
| Submission of main Extraordinary Shareholders' Meeting's deliberations to BOVESPA | **07/23/2007** |
| Submission of the Minutes of Extraordinary Shareholders' Meeting to BOVESPA | **07/24/2007** |

| Meetings with Analysts, open to the Public | |
|---|---|
| **EVENT** | **DATE** |
| Meeting with Analysts, open to the Public<br>• SP (APIMEC Hall, at 04:00p.m.) | **08/23/2007** |

| Conference Calls | |
|---|---|
| **EVENT** | **DATE** |
| Conference Call (Comments on 2006 results and recent events) | **04/04/2007** |
| Conference Call (Comments on the 2Q07 results and recent events) | **08/21/2007** |

**FORMULÁRIO CONSOLIDADO**
**Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002**

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de maio de 2007 e 31 de maio de 2007, não foram realizadas operações com valores mobiliários e derivativos.

| Denominação da Companhia: MMX Mineração e Metálicos S.A. | | | | |
|---|---|---|---|---|
| **Grupo e Pessoas Ligadas** | **(X) Conselho de Administração** | **( ) Diretoria** | **( ) Conselho Fiscal** | **( ) Órgãos Técnicos ou Consultivos** |

**Saldo Inicial**

| Valor Mobiliário/ Derivativo | Características dos Títulos | Quantidade | % de participação | |
|---|---|---|---|---|
| | | | Mesma Espécie/ Classe | Total |
| Ações | Ordinárias | 512 | 0,01% | 0,01% |
| Ações | Preferenciais | 0 | 0,00% | 0,00% |

**Não houve movimentações no período em questão.**

| Valor Mobiliário/ Derivativo | Características dos Títulos | Intermediário | Operação | Dia | Quantidade | Preço | Volume (R$) |
|---|---|---|---|---|---|---|---|

**Não houve movimentações no período em questão.**

**Saldo Final**

| Valor Mobiliário/ Derivativo | Características dos Títulos | Quantidade | % de participação | |
|---|---|---|---|---|
| | | | Mesma Espécie/ Classe | Total |
| Ações | Ordinárias | 512 | 0,01% | 0,01% |
| Ações | Preferenciais | 0 | 0,00% | 0,00% |

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

## FORMULÁRIO CONSOLIDADO

**Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002**

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de maio de 2007 e 31 de maio de 2007, não foram realizadas operações com valores mobiliários e derivativos.

| Denominação da Companhia: MMX Mineração e Metálicos S.A. | | | | |
|---|---|---|---|---|
| **Grupo e Pessoas Ligadas** | **( ) Conselho de Administração** | **( X) Diretoria** | **( ) Conselho Fiscal** | **( ) Órgãos Técnicos ou Consultivos** |

**Saldo Inicial**

| Valor Mobiliário/ Derivativo | Características dos Títulos | Quantidade | % de participação | |
|---|---|---|---|---|
| | | | Mesma Espécie/ Classe | Total |
| Ações | Ordinárias | 48.940 | 0,64% | 0,64% |
| Ações | Preferenciais | 0 | 0,00% | 0,00% |

**Não houve movimentações no período em questão.**

| Valor Mobiliário/ Derivativo | Características dos Títulos | Intermediário | Operação | Dia | Quantidade | Preço | Volume (R$) |
|---|---|---|---|---|---|---|---|

**Não houve movimentações no período em questão.**

**Saldo Final**

| Valor Mobiliário/ Derivativo | Características dos Títulos | Quantidade | % de participação | |
|---|---|---|---|---|
| | | | Mesma Espécie/ Classe | Total |
| Ações | Ordinárias | 48.940 | 0,64% | 0,64% |
| Ações | Preferenciais | 0 | 0,00% | 0,00% |

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

## FORMULÁRIO CONSOLIDADO

## Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de maio de 2007 e 31 de maio de 2007, ocorreram as seguintes operações com valores mobiliários e derivativos.

| **Denominação da Companhia: MMX Mineração e Metálicos S.A.** | | | | | |
|---|---|---|---|---|---|
| **Grupo e Pessoas Ligadas** | **( ) Conselho de Administração** | **( ) Diretoria** | **( ) Conselho Fiscal** | **( ) Órgãos Técnicos ou Consultivos** | **( X ) Acionista Controlador** |

**Saldo Inicial**

| Valor Mobiliário/ Derivativo | Características dos Títulos | Quantidade | % de participação | |
|---|---|---|---|---|
| | | | Mesma Espécie/ Classe | Total |
| Ações | Ordinárias | 4.812.548 | 63,26% | 63,26% |
| Ações | Preferenciais | 0 | 0,00% | 0,00% |

**Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume).**

| Valor Mobiliário/ Derivativo | Características dos Títulos | Intermediário | Operação | Dia | Quantidade | Preço | Volume (R$) |
|---|---|---|---|---|---|---|---|
| Ações | Ordinárias | UBS Pactual | Venda | 25/05/07 | 200 | R$1.050,00 | R$210.000,00 |

**Saldo Final**

| Valor Mobiliário/ Derivativo | Características dos Títulos | Quantidade | % de participação | |
|---|---|---|---|---|
| | | | Mesma Espécie/ Classe | Total |
| Ações | Ordinárias | 4.812.348 | 63,26% | 63,26% |
| Ações | Preferenciais | 0 | 0,00% | 0,00% |

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

**CONSOLIDATED FORM**
**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between May 1st, 2007 and May 31, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| Company Name: MMX Mineração e Metálicos S.A. | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Officers** | **( ) Audit Committee** | **( ) Technical and Consulting Committees** |

**Initial Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 512 | 0.01% | 0.01% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

**There were no transactions in the referred month**

| Securities / Derivatives | Securities Characteristics | Brokerage / House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|

**There were no transactions in the referred month**

**Final Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 512 | 0.01% | 0.01% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

**CONSOLIDATED FORM**
**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between May 1st, 2007 and May 31, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| **Company Name: MMX Mineração e Metálicos S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X ) Executive Officers** | **( ) Audit Committee** | **( ) Technical and Consulting Committees** |

**Initial Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 48,940 | 0.64% | 0.64% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

**There were no transactions in the referred month**

| Securities / Derivatives | Securities Characteristics | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|

**There were no transactions in the referred month**

**Final Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 48,940 | 0.64% | 0.64% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

**CONSOLIDATED FORM**
**Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002**

Between May 1st, 2007 and May 31, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

| **Company Name: MMX Mineração e Metálicos S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **( ) Executive Officers** | **( ) Audit Committee** | **(X ) Controlling Shareholders** |

**Initial Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 4,812,548 | 63.26% | 63.26% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

**Movements in the Month - to discriminate each operation of occured buy or sale in the month (day, amount, price and volume).**

| Securities / Derivatives | Securities Characteristics | Brokerage / House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|
| Shares | Common | UBS Pactual | Sale | 05/25/2007 | 200 | R$1,050.00 | 210,000.00 |

**Final Balance**

| Securities / Derivatives | Securities Characteristics | Quantity | % of participation | |
|---|---|---|---|---|
| | | | Same Class and Type | Total |
| Shares | Common | 4,812,348 | 63.26% | 63.26% |
| Shares | Preferred | 0 | 0.00% | 0.00% |

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

END